Tiptree Financial Inc.

780 Third Avenue, 21st Floor

New York, New York 10017

October 2, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael McTiernan and Mr. Jerard Gibson

Re:	Tiptree Financial Inc.

Registration Statement on Form S-3

Filed August 9, 2013

File No. 333-190515 (the “Registration Statement”)

Dear Mr. McTiernan and Mr. Gibson:

On behalf of Tiptree Financial Inc. (the “Registrant”), this letter responds to the comments of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated September 20, 2013 regarding Amendment No. 1 to the Registration Statement (the “Comment Letter”). The Registrant has simultaneously filed an Amendment No. 2 to the above referenced Registration Statement (“Amendment No. 2”) addressing the comment contained in the Comment Letter.

For the convenience of the Staff, we have repeated the Staff’s comment in italics immediately above our response to the comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The Registrant’s response to the Staff’s comment set forth in the Comment Letter is as follows:

General

1.	We have considered your revised disclosure and response to comment 1 in our letter dated August 22, 2013. We note that certain of the selling shareholders are broker-dealers. Please be advised that we consider the resale of securities by broker-dealers to be a primary offering. Please tell us how you meet the eligibility requirements to conduct a primary offering on Form S-3. In addition, please revise the prospectus to state that each selling broker-dealer is acting as an underwriter.

None of the selling stockholders is a broker-dealer. Nine selling stockholders have informed us that they are affiliates of a broker-dealer. The Registrant’s interpretation of publicly available Commission guidance

Securities and Exchange Commission

October 2, 2013

is that the resale of securities by an affiliate of a broker-dealer is not considered a primary offering and that an affiliate of a broker-dealer does not need to be identified as an underwriter so long as the prospectus states that such selling stockholder acquired the shares being registered for resale in the ordinary course of its business and, at the time of the acquisition of the shares, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares. The Registrant has added disclosure to that effect on page 16 of the Registration Statement.

*****

Amendment No. 2 to the Registration Statement was filed by the Registrant in response to the comment set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 2 to the Registration Statement.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.

Very truly yours,

/s/ Neil C. Rifkind
Neil C. Rifkind
Vice President, General Counsel and Secretary

cc:	Geoffrey Kauffman, President and Chief Executive Officer, Tiptree Financial Inc.

Michael R. Littenberg, Esq., Schulte Roth & Zabel LLP

Farzad Damania, Esq., Schulte Roth & Zabel LLP